EXHIBIT 99.4

Amryt Supports Global EB Awareness Week 2022

DUBLIN, Ireland, and Boston MA, October 24, 2022, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, announces its support for Global Epidermolysis Bullosa (EB) Awareness Week which is taking place October 25 - 31, 2022.

Dr Joe Wiley, CEO of Amryt Pharma, commented: “Epidermolysis Bullosa profoundly impacts the lives of not only the people living with the condition, but also their families and caregivers. In addition to dealing with the painful effects of the disease, the current standard of treatment requires patients and families to endure hours of dressing changes and wound care each day. Amryt is committed to transforming the lives of people affected by rare, debilitating conditions like EB by bringing new treatment options to those in need. We are proud to have the first treatment in the world approved for EB in the EU and are committed to working with other regulatory agencies, including the FDA, to enable more patients to avail of this treatment. EB Awareness Week represents an important opportunity to raise visibility of this devastating condition and the need for expanded treatment options.”

Brett Kopelan, President, Debra of America commented: “When my daughter, Rafi, was first diagnosed with EB at 10 days old, I said this was the worst disease I never heard of, and that statement has become synonymous with the disease.  EB Awareness week is an important time to increase awareness of the disease, the need for direct support and for commercially available treatments.  It’s also a time to demonstrate how EB impacts not only the affected individual, but also their parents and siblings.  Given the potential of a treatment being available in the near future, those with EB no longer just cling to hope, we are expecting better lives for our loved ones.  That’s why we are celebrating this important week this year, but there is always more work to do.”

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises four orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); lomitapide (Juxtapid®/ Lojuxta®); and Oleogel-S10 (Filsuvez®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Mycapssa® (octreotide capsules) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the FDA. Mycapssa® has also been submitted to the EMA and has received a positive opinion by the CHMP recommending the approval of Mycapssa® in the European Union (EU). For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel, Saudi Arabia and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform. For more information on Amryt, including products, please visit www.amrytpharma.com.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts
Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com
Tim McCarthy, LifeSci Advisors, LLC, +1 (917) 679 9282, tim@lifesciadvisors.com